SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of March 2010

List of Exhibits:

1.	News Release entitled, “CNH America LLC and United Auto Workers Reach Agreement on Contract”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

March 30, 2010

FOR IMMEDIATE RELEASE

For more information contact:

Gerry Spahn     Investor Relations            (630) 887-2385

Ralph Traviati     News and Information      (630) 887-2159

CNH America LLC and United Auto Workers Reach Agreement on Contract

BURR RIDGE, IL - (March 29, 2010) - CNH America LLC, a wholly-owned subsidiary of CNH Global N.V., today announced that the United Auto Workers (UAW) voted to ratify a new six-year contract with the company. The agreement will replace the existing contract which is scheduled to expire on April 30, 2011, and will become effective at the time CNH announces the decision to manufacture additional product lines at the Burlington facility.

The agreement was reached by the company and the union on March 25, 2010 and ratified by a majority of its approximately 750 UAW represented employees today. Should this contract become effective, its expiration date would be April 30, 2016 for contracted employees at Racine, Burlington and Burr Ridge sites. “We are very pleased with this agreement,” said Harold Boyanovsky, President and CEO of CNH Global N.V. “We believe this contract sets a framework of success for employees, customers, dealers, and shareholders.”

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,600 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.